EXHIBIT 99.07

Chunghwa Telecom to hold conference call for second quarter 2016 results

Date of events: 2016/05/09

Contents:

1.Date of the investor conference:2016/7/28

2.Time of the investor conference: 16:00

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 15:30 on July 28, 2016 Taipei time

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: Teleconference will be held during 16:00-17:00 Taipei time.